U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                 SEC FILE NUMBER
                                    33-28562



                                  CUSIP NUMBER
                                    891535106

                                  (Check One):


                     [ ] Form  10-K [ ] Form  20-F [ ] Form 11-K
                     [X] Form 10-QSB [ ] Form N-SAR For Period
                     Ended: September 30, 1996



                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________



                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I--REGISTRATION INFORMATION


         Full Name of Registrant:  Toucan Gold Corporation

         Former Name if Applicable:  [N/A]

         Address of Principal Executive Office (Street and Number)

                                8201 Preston Road
                                    Suite 600
                               Dallas, Texas 75225
                           (City, State and Zip Code)


PART II--RULES 12B-25 (B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X] (b) The subject annual report, semi-annual report, transition report on Form
10-K, 20-F, 11-K, 10-QSB or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.


PART III--NARRATIVE


State below in reasonable detail the reasons why annual report, quarterly report, transition report on Form 10-K, 20-F, 11-K, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

         The Company has recently undertaken a major financing effort, pursuant to Regulation S of the United States Securities Act of 1933, as amended, which needs to be reflected in the Form 10-QSB. Hence, timely filing of Form 10-QSB was delayed in order to appropriately reflect this financing effort.






PART IV--OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

  Robert P. Jeffcock                 (214)                      890-8065
    (Name)                        (Area Code)                (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                 [The Rest of this Page is Intentionally Blank]

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


                             Toucan Gold Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 1996        By:  /s/ Robert P. Jeffcock
                                     -------------------------
                                     Robert P. Jeffcock, Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.


                                    ATTENTION

 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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